Filed by Bird Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Registration No.: 333-256187

Date: August 16, 2021

Company Name: Bird (BIRD)

Event: Canaccord Genuity 41st Annual Growth Conference

Date: August 12, 2021

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

All right. Good afternoon, everyone. Thanks for being a part of our growth conference again this year. I’m Michael Graham, internet analyst. I’m very, very pumped to have Bird here with us today and to have Travis VanderZanden, who is the Founder and CEO. Travis, thank you so much for being here. I love your product. I’ve used it in multiple cities around the country, super cool. Maybe you could just talk us through Bird’s founding story. Maybe for those who might be unfamiliar with the product, explain how it works.

<<Travis VanderZanden, Chief Executive Officer>>

Yes, absolutely. And thanks for having us, Michael. We appreciate it. So for those of you that don’t know, Bird is a micro electric vehicle company. We currently provide electric scooters and electric bikes. Our mission is to provide environmentally friendly transportation for everyone. We’re really targeting the 60% of all trips in a city that are 5 miles or less. And a lot of people don’t realize how many trips in the city are just incredibly short distance trips and Bird’s really trying to go after those 60% of trips that are 5 miles or less.

The real quick kind of founding story was, my mother was a public bus driver for 30 years in Wisconsin. So I grew up kind of riding public transit and becoming very passionate about transportation. I ended up doing computer science in MIS undergrad, and so I love using technology to try to make transportation more efficient and have a positive impact on transportation. I ended up as an executive years later at in the ridesharing space and loved my time in ridesharing.

But ultimately realized we were using 4,000 pound gas cars to move people around incredibly short distances. And it felt like there had to be a better way for the environment in a better way, frankly, from a business efficiency standpoint. And so I left I left Uber end of 2016 and started Bird in 2017. And we’ve seen some pretty fast growth over the last, I guess, three or four years now, we’ve done over 100 million environmentally friendly rides across 300 cities across the world, primarily the U.S. and Europe.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

That’s awesome. Maybe just talk to us a little bit about the market for micro mobility. How big do you think that market is?

<<Travis VanderZanden, Chief Executive Officer>>

Yes. So it’s – transportation, obviously I think everybody knows it’s a pretty massive market. There’s 8 trillion trips taken each year globally. We mentioned Bird’s going after the 60% of all trips that are 5 miles or less. So that’s gets you down to 5 trillion trips. If you haircut that a bunch to be realistic on, okay, who are the addressable users that would actually use micro mobility kind of gets you down to 900 billion. And if you further haircut it down toward people shifting in service markets, et cetera, you slice it down to 200 billion trips. And then if you assume a $4 average ride price, currently Bird’s average ride price is over $6, but if you assume $4, the quick math on that it gets you to a TAM of about $800 billion. And so, but we like to say any way you slice it, I mean, you can slice it more aggressively or conservatively than that. But any way you slice it, it’s a massive opportunity.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

So one of the things that jumps out from your investor presentation is the real benefits to your cost structure that you that from the COVID period, when you evolved the way you operate the business to the fleet manager model sort of away from like the owned and operated market model, I guess. Tell us, what is the fleet manager model and maybe to contextualize it, you could describe what a prototypical fleet manager looks like.

<<Travis VanderZanden, Chief Executive Officer>>

Yes, absolutely. The fleet manager model – operating model has been completely game changing for us as a business. As you mentioned, when we first started the business in 2017, we were operating the business like you would – most people would probably imagine. I mean, we would spin up warehouses and a bunch of blue collar labor, and we would do kind of the hardcore day-to-day operation, which works okay. But the problem was it’s a very seasonal business and in the winter time, it was very difficult to ramp down those fixed costs.

And so what we ended up doing in the months leading up to COVID, we started incubating an operating model called the fleet manager model. And the idea was to really empower local businesses to do the operation on the ground. And we looked for – you asked the prototypical fleet manager, we look for small local businesses or small local entrepreneurs that have adequate garage space. They usually have a van or a truck already based on their current business or whatever from a previous business. And so we really tap into those idle resources that exist in the city with these local businesses. And we empower them to run the local Bird operation.

And on average, we give each fleet manager about 100 vehicles each. And so we have multiple fleet managers in any given city, but each one has roughly 100 vehicles. That’s the average, some with less, some with more. And the idea is to use – give them access to Bird’s technology, our world-class vehicles, our SaaS, our SaaS software stack, and then really pass them through the demand data of where most rides are happening at any given time and day using kind of the data science machine.

And we’ve really set up a rev share model with these fleet managers, which has been pretty successful. So the fleet managers that are very excited and they can find as many ride – they can work as many hours as they want. They can find as many rides as possible in their local city. They participate in the upside as they drive more utilization and more rides. And so that’s been a model that’s been very effective for us. Bird is more of a technology company and that’s more of our sweet spot. We have the vehicles, the operating system and the software stack.

But really we’ve recognized that local businesses and local entrepreneurs know their local markets better than we do. And they’ve been very successful at operating on the ground and it’s a rev share model. So we both participate in the upside. And that model, as I mentioned, has been pretty game-changing for us as a business and the fleet managers, absolutely love it. We have right now about 80% retention after four months in the program. So it gives you a sense for how excited folks are about the program.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

Yes. And I think they’re just more efficient at operating in those markets, which tracks your costs down as well. Do they just – out of curiosity, inside of a city do they have territories or do they have sort of like a license to go wherever they want to within the cities and in essence compete with one another? How does that work?

<<Travis VanderZanden, Chief Executive Officer>>

Yes. There’s no territories today. It’s just we found that the fleet managers are pretty good at just finding pockets of demand in different areas. And the demand changes depending on whether there’s an event in town or other things going on. And so we didn’t want to force the fleet managers to a particular area. We decided to just have an open marketplace. But it’s been incredible the sense of community that the fleet managers have. And we really tried to foster that from day one. And they really do help each other out and it’s been pretty great to see. If they see another fleet managers vehicle in harm’s way, they’ll usually pick that up and make sure it’s in a good spot. And sometimes actually we’ll take it in and charge it and they give it back to the fleet manager later. And so it’s really the sense of community that’s been very strong.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

Yes. Okay. That’s great. Maybe we could shift gears and just talk about the actual vehicles, which have evolved a lot. Maybe just talk us through how that’s been going and how does your current flagship vehicle compare with some of the earlier versions?

<<Travis VanderZanden, Chief Executive Officer>>

Yes, absolutely. Yes. We’ve invested heavily in the vehicle R&D and engineering side. We’ve always thought that was critical subvert success and critical to driving better economics in the business. And so, when I first started the business in 2017, nobody in the world was doing electric scooter sharing. And so we ended up just literally importing electric scooters that were meant for the consumer retail space off of alibaba.com and retrofitting them with GPS units. And we put them out in Los Angeles just really to measure if there was demand for the service and sure enough, there was explosive demand.

And so we just kept adding more and more vehicles. And so the early vehicles, we always knew weren’t going to last very long and they were fragile and pretty easy to hack into. And so we’ve invested heavily in building our own Bird design vehicles. And as a result, we’ve seen the lifespan of the vehicle go from three to four months in those early days of this consumer grade vehicles all the way up to now the Bird Three lasting the half-life is 24 months on the Bird Three based on early kind of DK rates that we’re seeing. And so it’s been incredible to see the lifespan improve.

And really there’s two different churn vectors, if you will. The biggest one is actually if people can hack into the vehicle and make it into a personal scooter, obviously you’re going to have a lot of theft at that point. And so early on, we started writing our own operating system that we call the Bird operating system that powers the vehicles, and we’ve made them very difficult to hack into. We even sent some of the vehicles to DEF CON in Las Vegas to challenge the hacker community.

And we take the hacking piece very seriously. And so we’ve gotten very good there. And then we’ve also made the vehicles incredibly ruggedized, which means they last longer as a result of both of those – for both of those reasons. And one of the things I like to point out is, in ridesharing, I spend a lot of my time onboarding drivers, and that was the bottleneck in the business, obviously. And one of the things I was always a little frustrated by is, as you would try to scale the human powered marketplace, the cost of acquisition would go up over time. The drivers tend to drive fewer days, fewer hours and the average ratings tend to go down.

And so it was always hard to see how the economics were going to get better. Whereas, one of the things I love about Bird and always have is every year we roll out new vehicles, new hardware and the vehicles get harder to hack, they last longer, and the battery capacity is getting bigger. And so as a result of those three things, the economics in this business just keep getting better and better over time. And you really do see that in our unit economics evolution over the last three years.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

Maybe just touch on your unit economics and talk about some of the drivers of the expansion there.

<<Travis VanderZanden, Chief Executive Officer>>

Yes. So the two biggest things by far are the vehicle evolution as the vehicles get better, the depreciation just continues to really improve. And then on the operational side, the fleet manager program has been game changing. So if you look at our ride profit metric, I mean, that’s the main metric we use. And if you look between 2018 and 2019, it was mainly a story of the vehicle improvements. And so we saw over a 250% improvement on margins. And that was really those old vehicles were just not lasting very long.

And as we slipped and cycled out the fleet to the newer vehicles, we immediately saw a big uptick in the unit economics and the ride profit. And then in 2020, we obviously rolled out the fleet manager program and aligned incentives with the fleet managers. And you saw another big step function change in the unit economics at that point. And if you look at H2 of last year, we had about 42% ride profit, which we were very happy with, especially considering the depressed utilization we had last year as a result of COVID. So, now that we have the better vehicles, the fleet manager program and as we come out of COVID, we think we’re super well positioned to continue to drive even more margin improvement.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

And let’s not forget, there’s nobody else in the scooter with you, you don’t need a mask you’re outdoors. So it’s got that benefit as well. I want to touch on competition. I think when you and I spoke a few weeks ago, one of the things that popped up was like trying to figure out, you always see like Uber and Uber Eats and the apps kind of work together. The fact that they’re linked is a real benefit. And I was trying to think through, are you guys at a structural disadvantage because you don’t have rideshare, you just have scooters. But it seems to me that the use case for scooters is really sort of out and about, and you come across one and you need one, and it’s not so much that you’re going to get out your app and call one, right? So it’s not an app first experience, I guess, which I think kind of diminishes any possible advantage that some of those big rideshare companies might have. But maybe just talk about that – talk about the competitive landscape in general. How do you think about differentiating the Bird offering?

<<Travis VanderZanden, Chief Executive Officer>>

Yes, I mean, you’re absolutely right on that first point. I mean, over two-thirds of our riders actually see the vehicle first and then open the app and scan it and ride. And so people are just looking for the closest vehicle in most cases, and the vehicle itself actually creates demand. And it’s one of the rare instances, where supply actually generates incremental demand. It’s kind of exciting to watch. But you’re right. I mean, and that’s another reason why we’ve actually been able to increase prices over time is, most people just want the closest vehicle. And if you have ubiquity on the vehicle side that’s really what matters the most. But if you zoom back and just look at the overall competitive landscape, to me, I mean, we really are as a company competing with gas car usage. I mean the vast majority of transportation is still gas cars and whether that’s personal or ride sharing. And that is the real competition for us. We think the 60% of trips that are five miles or less, we think over time, it will be decoupled. There’ll be more and more of those rides will be on micro electric vehicles. And those micro electric vehicles don’t create carbon emissions. They don’t create traffic problems. It’s just a more efficient way to get around cities. So I think you’re going to see that trend continue. And the real competition for Bird is the gas car usage.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

Awesome. I want to talk about your growth strategy and maybe entering new markets. And I guess, as we think about your growth drivers here over the next couple of years, how do you think about the balance of new markets are getting more dense in existing markets and what do you have to do to kind of keep this great growth trajectory going?

<<Travis VanderZanden, Chief Executive Officer>>

Yes, so we have really three different levers on the growth side. The first is just getting more penetration in the existing regions that we’re operating in. And the good news is what we’re doing is working and the economics are working and we’re profitable at the ride level. And so we just need to continue to grow the top line and deploy more vehicles. And so two-thirds of the growth over the next few years is just going to be doing more of what we’re doing already, just penetrating the U.S. and Europe even deeper. I would say, about one-fifth of the growth is going to be global expansion kind of outside the U.S. and Europe.

And then we probably the last 15% is the new form factors and we are rolling out an electric bike this summer on the rental side of the business. And the bike is great for, and very complimentary to the e-scooter. The e-scooter is great for the one to two mile trips and the millennials love the e-scooters. If you’re a little older like me, I’m over 40 now. You like to sit down, if you’re going longer distances and the bike is better for kind of sitting down the older demographics and also these kind of three to five mile trips. And so the bike as we roll that out will be a big part of the growth story. And then we are rolling out an e-bike on the retail direct-to-consumer side as well. I think most people know that market has really been exploding since COVID, and we think we’re hitting that at the right time as well.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

I think of myself as over 30, just so. So talk a little bit about entering a new market. I’ve noticed like in the early days in the LA, Santa Monica area, you could take the scooters anywhere even down on the beach. And then that stopped because I think the city got upset about all those scooters, kind of down there being abandoned or whatever. So you’ve got like these cities that are very focused on sort of regulating the industry, making sure that it’s good for the whole kind of population in addition to the folks who want to use the scooters. So maybe just talk a little bit about entering a new market. How do you interface with the regulators? How important is that when you’re thinking about entering a new market and just take us through some of that logic.

<<Travis VanderZanden, Chief Executive Officer>>

Yes, I mean, we really do think of the cities as our number one customer, we’ve invested heavily in the relationship side there and making sure that we’re listening to the needs of the cities, and we are constantly rolling out new products and features for the city customers across the globe. We’ve really embraced the fact that the industry is regulated. I mean, I think if you’re the first mover, like Bird was, and you’re in over 300 cities, like we are now, I think having those city relationships and operating in a regulated environment is not necessarily a bad thing. I mean, the cities really have, they tend to pick two players over time to operate in a city, and then they kind of closed the door behind you. And so some investors have pointed out that that’s really protected revenue for us. And I think that is different than the ride sharing, or maybe some food delivery or some of the other categories. So we’ve really embraced the regulatory environment. It helps protect the supply side of the business and helps protect the revenue.

Now that said, we do work with cities. Our goal is ultimately to replace as many gas car trips as possible. And so we want to work with the cities to figure out how do we get one dedicated parking space on every city block, dedicated for micro electric vehicles where the bike lane just goes right into the micro electric vehicle parking spot. And when we talk to cities, they love the idea of more, basically having more dedicated parking you can fit obviously cities are struggling with the real estate. There’s not a lot of real estate to go around, but you can fit more than 10 micro electric vehicles in the same space as a car. And obviously local businesses, like the idea of having more customers being able to park right in front of their businesses. Every city we talk to wants less traffic, less carbon emissions. And so our mission and vision is very much aligned with cities, and it’s just a matter of continuing to work and collaborate with them on how do we partner together replace as many gas car trips as possible and I think every city really wants that future. And I know we certainly do as well.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

How is that different when you think about a smaller, I think you refer to them as long-tail cities, how is it different in terms of entering those markets and operating in those markets and how do you feel like you’re positioned for those markets?

<<Travis VanderZanden, Chief Executive Officer>>

Yes, the fleet manager model for us really did unlock these mid-tier and long-tail cities, with the fleet manager model, we don’t need – we don’t have a lot of city overhead costs. We don’t need the warehouse. We don’t have the blue collar labor. And so we were able to unlock a lot of the mid-tier and long-tail cities, which was important for us from a mission standpoint, to hit as many cities as possible. The cities – the smaller cities have been great. I mean, they’re very excited to have Bird come to town and the sales process is, as you can imagine, quite a bit easier and more straightforward because we’re the only player in the category operating with the fleet manager model, we’re really the only ones that’s been operating in these mid-tier and long-tail city so it’s less competitive, less regulatory. And so far the cities have been super excited to have us in town. And I think that’s why you see us scaling the city side so fast, we’re in over 300 cities now. And for awhile there, we were launching a long-tail city a day. And it’s exciting to see these cities as they come out of the COVID lockdowns having an alternative way to get around their cities.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

You mentioned the Bird Bike earlier and you mentioned that that’s going after a longer trip and maybe a slightly older demographic. How have the cities responded to this one and is the bike dockless like the scooters? And do you have plans to introduce additional form factors besides bikes and scooters?

<<Travis VanderZanden, Chief Executive Officer>>

Yes. So the bike is dockless by default. We do offer them with locks as well, if the city prefers locks. We don’t have really religion on any of this stuff for us, it’s more about how do we replace as many gas car trips as possible? And the nice thing about dockless is you do see more people using it, and more people mode shifting out of cars if it’s dockless, because most people want to go from exactly from Point A to Point B wherever the destination is. And so you see a bigger market with dockless, and I think cities really have recognized that and embrace that. And so, yes, we’re excited to roll out the e-bike, like I said earlier, it’s very complimentary to the e-scooter business, and we want to have a portfolio of electric vehicles.

And so we’ll continue to look on the R&D side at other form factors that could potentially further advance our mission and try to get even more people out of cars. Looking into more weatherproofed options is probably the obvious thing. And I come from a small town in Wisconsin, right. And Bird’s actually doing very well there right now, even though it’s a small town because there’s a downtown core and a college campus, but certainly in the winter time, the Birds need to migrate south, if you will. And so we want to continue to innovate on the micro electric vehicle form factors. But right now we think the electric scooter and e-bike are definitely the short-term opportunity.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

I’d like to see a jet pack if that’s possible. That would be cool. We’re bumping up on the end of our time here, Travis, talk to us a little bit about your SPAC transaction as your entree to the public markets, and maybe just at a high level give us an idea for why investors should have some confidence in the numbers that you guys have put out there.

<<Travis VanderZanden, Chief Executive Officer>>

Yes. So we announced SPAC transaction with Switchback II, we’re excited to be taking the company public for us, it’s really just a financing event, but we think an important financing event. And it will well capitalize the company for the future growth plans. We went out and did the SPAC, the transaction in the springtime after the market had gotten a little choppy, if you will. I’m sure most have been following the SPAC market over the last six months. And we went out after it got already gotten a little choppy. But thankfully, we were able to pull together a very high-quality PIPE anchored by Fidelity. And I think that’s a testament to the strength of the business and strength of the actual underlying economics.

I think the company is getting high-quality PIPEs right now or really the high-quality SPAC that you’re going to see moving forward. And yes, so we think the time is right to take the company public and we try to be as conservative as possible on the actual forecast. You don’t need to really believe a lot for us to hit the numbers. The biggest thing you need to believe is that utilization bounces back to pre-COVID levels. And I think that’s very, very realistic. We’ve tried to be as conservative as possible in 2021 because we didn’t know what the variance situation would look like. And so we forecasted 2021 with the same utilization as 2020. And then we had a slow ramp on utilization back to 2023.

But if you assume utilization returns to pre-COVID levels, that’s one major assumption for 2023 and then really deploying the vehicle – 2.x vehicles we have now, by 2023, which is very much in our control. So we feel good about that one as well. And then the final kind of input to the equation, I guess it’s just the price per ride, which in 2020 was $6.30. We assume some pressure on that as we come out of COVID and we entered some of the long-tail cities, but so we’re forecasting by 2023, $5.28 a ride. So we actually baked in some downward movement there. And then we just need utilization to bounce back to pre-COVID levels, and then just continue to execute. And I think the rest will take care of itself, but we did try to be super conservative on the forecast.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

Yes. That’s great. And I think we’ll wrap up there because we’re out of time. But on the utilization fronts, we’ve definitely seen from Lyft and Uber that they would have more utilization back to pre-COVID levels if they only had drivers, and you guys don’t need drivers. So I would think you’d bounce back more quickly. But?

<<Travis VanderZanden, Chief Executive Officer>>

Yes. We can deploy the Birds incredibly fast. I mean, it’s one of the advantages of being powered by the hardware side. And the fleet managers, you get 100 to 1x leverage on the labor on the fleet manager side, because each fleet manager has 100 vehicles and each vehicle only gets picked up once every five nights. So you get a lot of extra leverage on the labor, which is nice.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

Excellent. Travis, good luck. Thank you so much. It was great to have you, really appreciate you being here.

<<Travis VanderZanden, Chief Executive Officer>>

Thanks for having me, Michael.

<<Michael Graham, Analyst, Canaccord Genuity, Inc.>>

All right. Take care.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) filed a registration statement on Form S-4 (File No. 333-256187) (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global filed and will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequently filed Quarterly Report on Form 10-Q, and in the Form S-4 filed by Bird Global. Switchback II’s and Bird Global’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.